March 3, 2022

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:    Melissa Kindelan
    Christine Dietz
    Division of Corporation Finance
    Office of Technology

    Re:    Lightspeed Commerce Inc.
        Form 40-F for the fiscal year ended March 31, 2021
        Filed May 20, 2021
        File No. 001-39498

Dear Ms. Kindelan and Ms. Dietz:

    Set forth below are the responses of Lightspeed Commerce Inc. (the "Company") to the comment letter (the "Comment Letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated February 14, 2022, with respect to the Company's Form 40-F for the Fiscal Year Ended March 31, 2021 (File No. 001-39498).

    For the convenience of the Staff, the text of the Commission's comments in the Comment Letter have been duplicated in bold type to precede the Company's responses.

Form 40-F for the fiscal year ended March 31, 2021

Exhibit 99.3 Audited Consolidated Financial Statements
Note 3. Significant Accounting Policies
Revenue Recognition, page 9

1.You disclose that revenue is recognized for software subscriptions and subscription licenses ratably over the contract term. Please tell us and revise your disclosures to clarify the nature of the subscription license. If the license provides for the right to use the company’s intellectual property, tell us how that was considered in determining the software subscription and the subscription license are one performance obligation that is recognized over time. Refer to IFRS 15 paragraphs 27-29 and B61.

Response:

The Company acknowledges the Staff’s comment and respectfully clarifies that the software subscriptions and subscription licenses are two separate offerings provided to its customers.

For the Staff’s information, please note that software subscriptions account for the significant majority of the Company’s total subscription revenue. Subscription license revenue was comprised only of licenses to the Company’s legacy on-premise platform ("Onsite") and accounts for less than 1% of total revenue (less than 2% of subscription revenue) in the fiscal year ended March 31, 2021 and less than 3% of total revenue (less than 4% of subscription revenue) in the fiscal year ended March 31, 2020. Effective March 31, 2021, the Company ceased to sell and support subscription licenses for Onsite.
In terms of the Company’s accounting for subscription licenses, subscription licenses solely comprised of licenses to Onsite. Customers would pay a fee for access to Onsite and if the customer discontinued paying the fee, the Company would be able to cancel the customer’s account. Unspecified upgrades were included in the customer’s access to Onsite. The Company concluded that these upgrades were critical to the customer’s ability to derive benefit from the license during the license period, as well as being integral to maintaining the utility of the license. The unspecified upgrades consisted of ensuring the software license remained compatible with the latest version of the customer’s operating system, allowing Onsite to connect with the customer’s eCommerce website and updating for security vulnerabilities, amongst other upgrades. As the benefit that the customer could obtain from the license without the updates would be significantly limited, the Company’s obligation to provide customers with access to Onsite and deliver the unspecified upgrades are effectively inputs that together fulfill a single promise to deliver a combined output to the customer. The promises within that combined output are not separately identifiable in accordance with the criterion in IFRS 15:27(b) and, therefore, are treated as a single performance obligation. The Company concluded that because the customer simultaneously receives and consumes the benefits of the Company’s performance as it occurs, the performance obligation is satisfied over time in accordance with IFRS 15:35(a). The subscription licenses provide a right to access the Company’s intellectual property in accordance with IFRS 15:B58 given that the customer reasonably expects the Company to undertake activities that affect the subscription license, the customers are directly exposed to the effects of the activities and the activities do not result in the transfer of a good or a service to the customer as the activities occur.
With regards to the Company’s software subscriptions, the Company offers cloud subscriptions that provide customers with software functionalities without having to install the licensed software on their own hardware. Rather than licensing the software to customers, the Company hosts the software for customers to access. These arrangements are accounted for as service arrangements (hosted software as a service). The customer does not have the contractual right to take possession of the software during the hosting period, and therefore the Company has concluded that software subscriptions do not contain licenses of software and the licensing guidance provided in IFRS 15:B52 to B62 is not applicable. While there is no specific guidance on this concept within IFRS, this is consistent with ASC 985-20-15-5. Software subscriptions are treated as a distinct performance obligation as the software subscription is the main service from which customers expect to benefit, and this service is separately identifiable in the contract (IFRS 15:27 to 29). In respect of the software subscriptions, customers simultaneously receive and consume services provided by the Company as they occur (IFRS 15:35(a)). Therefore, this performance obligation is satisfied over time.
As indicated above, software subscriptions account for the significant majority of the Company’s subscription revenue. Effective March 31, 2021, the Company ceased to sell and support subscription licenses. Because the subscription licenses are no longer sold or supported as of March 31, 2021, and because the revenue stream was less than 1% of total revenue in the fiscal year ended March 31, 2021, the Company concluded that a discussion surrounding the nature of the subscription licenses was not material to the consolidated financial statements, and was not required in the revenue recognition policy note in the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2021, based on the principles in IAS 1:7 and IAS 1:31.
Subscription license revenue is expected to be nil in the fiscal year ended March 31, 2022 because the Company stopped selling and supporting subscription licenses effective March 31, 2021, and the Company does not believe discussion of the nature of the subscription licenses is required under IAS 1:7 and IAS 1:31 to be included in the Company’s revenue recognition policy in respect of prior fiscal years. The Company noted that it did not disclose the discontinuance of the Company’s subscription licenses in any of the interim financial statements and related disclosures for the fiscal year ended March 31, 2022 for the same reasons listed above. As such, the financial statements for the fiscal year ended March 31, 2022 will not provide references to subscription license revenue. The revenue recognition policy is expected to be presented as follows:

“Software subscriptions ~~and licenses~~ include subscriptions to cloud-based solutions for both retail and hospitality platforms and for the Company's e‑commerce offering. In addition to the core subscriptions ~~and licenses~~ outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. Subscriptions include maintenance and support, which includes access to unspecified upgrades. The Company recognizes revenue for its software subscriptions ~~and subscription licenses~~ ratably over the term of the contract commencing on the date the services are made available to customers.”

2.You disclose that revenue from payment processing services are recognized on a gross basis as you have determined that you are the principal in the arrangement. Please tell us the performance obligation(s) in these arrangements and explain how you determined you control the services provided. Refer to IFRS 15, paragraph 33. Also, tell us the meaning of "gross basis". In this regard, explain how fees paid to other parties in the payment processing transaction are recorded. Lastly, revise your disclosures accordingly to better explain your policy and provide us with a draft in your response.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to the payment processing services it recognizes on a gross basis, the distinct performance obligation is the provision of an integrated payment processing service which combines a white-labeled third party payment processing service with various other activities that the Company controls as outlined below (the "Lightspeed Payment Service"). Depending on the arrangement, these various other activities include providing merchant account onboarding, providing merchant verification and underwriting, providing customer support, providing payment reporting and reconciliation, controlling instructions on the settlement and movement of funds, and integrating the payment processing of the transaction into the Company’s software offering in order to provide one seamless experience to the customer. The Company concluded that under IFRS 15:33 and IFRS 15:B35A(c), it controls the Lightspeed Payment Service provided to the customer as the Company integrates the service provided by the payment processor or similar third party along with the various other activities into the Company’s Lightspeed Payment Service. To support this conclusion, the Company considers the additional factors below in accordance with IFRS 15:B37. The majority of these factors, if not all, are included in each arrangement in which the Company concluded that it controls the Lightspeed Payment Service:
•the customer contracts directly with the Company resulting in the customer having minimal visibility into any third party payment processors,
•the Company has complete control over the customer's user experience as the third party payment processors’ platform is almost completely invisible to the customer,
•the Company is responsible for all customer interactions including collecting any information required to onboard the customer,
•the payment processor does not contact the customers directly,
•the Company handles first and second tier support related to the Lightspeed Payment Service,
•the Company is responsible for customer verification and underwriting,
•the Company is the merchant of record for every transaction and deals with the third party on the customer’s behalf and the Company has control of the instructions to fund the settlement and movement of funds with the customer,
•the Company does not guarantee a certain level of services with its third-party provider that would expose it to any inventory risk prior to transfer; however, the Company bears the risk of loss if chargebacks or refunds can’t be recouped from a merchant, and
•the Company has full discretion in establishing the price for the Lightspeed Payments Service and bears the economic benefit or risk of any pricing decisions.

The meaning of “gross basis” was derived from IFRS:B35B which provides, in relevant part, that when (or as) an entity that is a principal satisfies a performance obligation, the entity recognises revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred. Gross basis refers to the Company recording gross revenue, being the price charged to the customer for the service, in an arrangement where the Company is acting as the principal. The Company respectfully advises the Staff that the fees paid to other parties in the payment processing transaction are recorded in the transaction-based cost of revenue which is explained in Note 7 of the financial statements for the fiscal year ended March 31, 2021.

In response to the Staff’s comment, the Company proposes to revise the disclosure in the significant accounting policies of its financial statements for the fiscal year ended March 31, 2022 as follows:

“The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services at the time of the transaction ~~on a gross basis~~ at the gross amount of consideration paid by the customer, as ~~it having been determined that~~ the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service. The Company incurs costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement, which are recorded as direct costs of revenue.”

***

    Please telephone the Company's outside counsel, John Zelenbaba, of Skadden, Arps, Slate, Meagher & Flom LLP, at 647-539-9561, if you have any questions or need any additional information.

Yours very truly,

/s/ Brandon Nussey
Brandon Nussey
Chief Financial and Operations Officer

cc:    Ryan Dzierniejko (Skadden, Arps, Slate, Meagher & Flom LLP)